Fairholme Funds, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

December 18, 2009

FILED VIA EDGAR

Ms. Patricia Williams
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Fairholme Funds, Inc. (the "Company")
File Nos.: 333-88517 and 811-09607

Dear Ms. Williams:

The Company respectfully requests, pursuant to Rule 461(a) under the 1933 Act, that the effective date of Post-Effective Amendment No. 18 to the Registration Statement filed on Form N-1A on Friday, December 18, 2009 be accelerated so that the Registration Statement may become effective on December 28, 2009.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from PFPC Distributors, Inc., the Company's principal underwriter, requesting that the effective date of Post-Effective Amendment No. 18 be accelerated so that the Registration Statement may become effective on December 28, 2009.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (305) 358-3000.

Sincerely,

/s/ Kathryn Battistella
Kathryn Battistella
Chief Compliance Officer
Fairholme Funds, Inc.

Attachment

SK 22146 0003 1057290